ARTICLES OF AMENDMENT TO

ARTICLES OF INCORPORATION OF

TITAN HOLDING GROUP, INC.

The undersigned, being the Chief Executive Officer and sole member of the Board of Directors of Titan Holding Group, Inc., a Florida corporation, hereby certifies that the following Amendments to the Corporation’s Articles of Incorporation have been adopted by the Board of Directors of the Corporation via written consent to action without a meeting and by written consent to action without a meeting by a shareholder possessing a majority of votes for all issued and outstanding shares of the Corporation on the date set forth below.

ARTICLE I

Corporate Name and Principal Office

The name of the corporation shall be Powder River Coal Corp. and its principal office and mailing address shall be 123 W. 1st Street, Suite 675, Casper, Wyoming.

ARTICLE

Capital Stock

A.

COMMON STOCK: The aggregate number of shares of common stock (the “Common Stock”) authorized to be issued by this Corporation shall be 300,000,000, with a par value of $0.0000001 per share.  Each share of issued and outstanding Common Stock shall entitle the holder thereof to fully participate in all shareholder meetings, to cast one vote on each matter with respect to which shareholders have the right to vote, and to share ratably in all dividends and other distributions declared and paid with respect to the Common Stock, as well as in the net assets of the corporation upon liquidation or dissolution.

In all other respects, the Articles of Incorporation shall remain as they were prior to this Amendment being adopted.

Date:

October 18, 2011

TITAN HOLDING GROUP, INC.

/s/: Andrew D. Grant

Andrew D. Grant,

Chief Executive Officer, Director